

13000060

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2012

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2012 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in capital and reserves at 31 December 2012 is expected to be approved by ADB's Board of Directors in April 2013 and by ADB's Board of Governors at its 46th Annual Meeting and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2013.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

Effective 2 January 2013, ADB's Board of Directors appointed Bruce Davis as Vice-President for Administration and Corporate Management. Further, effective the same date, Thierry de Longuemar is redesignated as Vice-President for Finance and Risk Management.

(4) Copies of the Global Borrowing Authorization for 2013 and the Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2013 are set out in Appendices C and D.

ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS FOR THE FOURTH QUARTER 2012

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0918_AUDM0008_01_1	2-Oct-12	9-Mar-22	AUD300 mn 5.00% Notes	AUD	300,000,000.00
0969_AUDM0011_00_1	7-Nov-12	7-Nov-16	AUD500mn 3.00% Notes	AUD	500,000,000.00
			AUD TOTAL		**800,000,000.00**
0964_GMTN0711_01_1	11-Oct-2012	25-Sep-2015	BRL50mn 5.25% payable in USD Notes	BRL	50,000,000.00
0971_GMTN0718_00_1	23-Nov-2012	23-Feb-2016	BRL100mn 5.00% payable in USD Notes	BRL	100,000,000.00
0964_GMTN0711_02_1	20-Dec-2012	25-Sep-2015	BRL50mn 5.25% payable in USD Notes	BRL	50,000,000.00
			BRL TOTAL		**200,000,000.00**
0916_GMTN0668_01_1	5-Oct-2012	15-Dec-2015	GBP125mn 1% Notes	GBP	125,000,000.00
			GBP TOTAL		**125,000,000.00**
0972_GMTN0719_00_2	29-Nov-2012	29-Nov-2013	NOK404.7mn 3.26% Dual Currency Notes	NOK	404,700,000.00
			NOK TOTAL		**404,700,000.00**
0966_GMTN0714_00_2	17-Oct-2012	18-Oct-2016	TRY117.6mn 5.18% Notes	TRY	117,600,000.00
0967_GMTN0715_00_2	31-Oct-2012	24-Oct-2017	TRY58.02mn 0.50% Deep Discount Notes	TRY	58,020,000.00
0968_GMTN0716_00_2	29-Nov-2012	21-Nov-2017	TRY43.44mn 0.50% Deep Discount Notes	TRY	43,440,000.00
0973_GMTN0720_00_2	20-Dec-2012	19-Dec-2017	TRY55.72mn 0.50% Deep Discount Notes	TRY	55,720,000.00
			TRY TOTAL		**274,780,000.00**
0965_GMTN0713_00_2	17-Oct-2012	18-Oct-2016	ZAR660.6mn 4.27% Notes	ZAR	660,600,000.00
0970_GMTN0717_00_2	28-Nov-2012	28-Nov-2016	ZAR650.2mn 4.51% Notes	ZAR	650,200,000.00
			ZAR TOTAL		**1,310,800,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2012

CCY	SECID	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD					
AUD	0288_GMTN0059_00_2	9-Oct-12	AUD1.5bn 0.50% Deep Discount Notes		800,000,000.00
AUD	0895_GMTN0647_00_2	21-Nov-12	AUD70mn 6.01% Dual Currency Notes		70,000,000.00
AUD	0896_GMTN0648_00_2	7-Dec-12	AUD58.3mn 5.07% Dual Currency Notes		58,300,000.00
			AUD - TOTAL	-	**928,300,000.00**
BRL					
BRL	0817_GMTN0571_00_1	7-Dec-12	BRL100mn 8.00% payable in USD Notes		100,000,000.00
BRL	0817_GMTN0571_01_1	7-Dec-12	BRL50mn 8.00% payable in USD Notes		50,000,000.00
			BRL - TOTAL	-	**150,000,000.00**
JPY					
JPY	0498_GMTN0263_00_2	12-Oct-12	JPY500mn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	500,000,000.00	
JPY	0508_GMTN0274_00_2	14-Dec-12	JPY1.5bn Fixed and Foreign Exchange-Linked Callable Notes	1,500,000,000.00	
			JPY - TOTAL	**2,000,000,000.00**	-
MXN					
MXN	0750_GMTN0508_00_2	9-Nov-12	MXN50mn 5.32% Notes		50,000,000.00
			MXN - TOTAL	-	**50,000,000.00**
USD					
USD	0818_GMTN0572_00_2	15-Oct-12	USD40mn Floating Rate Callable Notes	40,000,000.00	
USD	0888_GMTN0641_00_2	22-Oct-12	USD72.7mn Zero Coupon Deep Discount Callable Notes	20,553,608.52	
USD	0890_GMTN0643_00_2	26-Oct-12	USD20mn Zero Coupon Callable Notes	20,911,000.00	
USD	0891_GMTN0644_00_2	26-Oct-12	USD75.4mn Zero Coupon Deep Discount Callable Notes	20,863,337.54	
USD	0823_GMTN0578_00_2	29-Oct-12	USD30mn Zero Coupon Callable Notes	32,873,707.20	
USD	0827_GMTN0581_00_2	13-Nov-12	USD20mn Zero Coupon Callable Notes	21,957,696.80	
USD	0898_GMTN0650_00_2	23-Nov-12	USD100mn 1.45% Callable Notes	100,000,000.00	
USD	0833_GMTN0587_00_2	30-Nov-12	USD50mn Zero Coupon Callable Notes	55,140,751.13	
USD	0834_GMTN0588_00_2	30-Nov-12	USD20mn Zero Coupon Callable Notes	22,050,000.00	
USD	0831_GMTN0585_00_2	3-Dec-12	USD30mn Floating Rate Callable Notes	30,000,000.00	
USD	0840_GMTN0594_00_2	28-Dec-12	USD40mn 4.63% Callable Notes	40,000,000.00	
			USD - TOTAL	**404,350,101.19**	-
ZAR					
ZAR	0738_GMTN0496_00_2	22-Oct-12	ZAR2.26bn 7.25% Notes		2,260,000,000.00
ZAR	0597_GMTN0356_00_2	26-Oct-12	ZAR200mn 1.00% Deep Discount Notes		200,000,000.00
ZAR	0747_GMTN0505_00_2	19-Nov-12	ZAR282.92mn 7.58% Notes	-	282,920,000.00
ZAR	0601_GMTN0359_00_2	21-Nov-12	ZAR200mn 7.75% Notes	-	200,000,000.00
			ZAR - TOTAL	-	**2,942,920,000.00**

APPENDIX C

ADB

Asian Development Bank

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2013

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2013;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2013 and, for this purpose, (i) to create and sell issues of obligations with final maturities of 1 year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of 1 year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars sixteen billion two hundred million ($16,200,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $3.0 billion equivalent per issue; (ii) each issue of Bonds under any local currency Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $1.0 billion equivalent per issue; and (iii) each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $1.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount;
(ii) amount of proceeds;
(iii) market(s);
(iv) title and form;
(v) price;
(vi) issuance date(s);
(vii) drawdown date(s);
(viii) maturity date(s);
(ix) interest rate(s) and interest payment date(s); and

(x) any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 9 December 2008, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.



Asian Development Bank

APPENDIX D

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2013

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2013;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2013 any currency liability swap transactions, interest rate swap transactions, cross-currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $3.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per borrowing; (iii) ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per borrowing; and (iv) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; a Principal Treasury Specialist; and a Principal Counsel; and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.